                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             EVERLAST WORLDWIDE INC.
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.002 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                                SETH A. HOROWITZ
                           c/o Everlast Worldwide Inc.
                            1350 Broadway, Suite 2300
                            New York, New York 10018
                                 (212) 239-0990
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            ROBERT H. FRIEDMAN, ESQ.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022

                                  June 1, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------

(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 300355104                   13D                     Page 2 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Seth A. Horowitz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  808,788(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              808,788(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    808,788(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.2% (see Item 5 for explanation of beneficial ownership
                    percentage calculation)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes  options to purchase  123,333 shares of Common Stock all of which are currently  exercisable  or will become  exercisable  within 60 days of
      June 21, 2007.  Does not include 9,500 shares of restricted  stock granted to Mr.  Horowitz on June 1, 2007 and which vest in 1/3rds on June 1, 2008,
      June 1, 2009 and June 1, 2010, respectively.

-----------------------                                    ---------------------
CUSIP No. 300355104                   13D                     Page 3 of 9 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   The Estate of George Q Horowitz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO(1)
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  515,941
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              515,941
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    515,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.6% (see Item 5 for explanation of beneficial ownership
                    percentage calculation)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   The  aggregate  number of shares of Common  Stock  owned by The  Estate of
      George Q Horowitz is 515,941 which comprise 417,891 shares of Common Stock which were owned by George Q Horowitz  prior to his death and  acquired by
      The Estate of George Q Horowitz on the basis of a value of $2,878,151  and
      98,050  shares of Common Stock which were acquired by The Estate of George
      Q  Horowitz  with  personal  funds  for an  aggregate  purchase  price  of
      $1,274,650.

-----------------------                                    ---------------------
CUSIP No. 300355104                   13D                     Page 4 of 9 Pages
-----------------------                                    ---------------------

      The following constitutes the Schedule 13D filed by the undersigned,  Seth
A. Horowitz and The Estate of George Q Horowitz (the "Schedule 13D").

Item 1.     SECURITY AND ISSUER

      This  statement  relates to shares of the common  stock,  par value $0.002
(the "Common Stock"), of Everlast Worldwide Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 1350 Broadway,  Suite 2300, New
York, New York 10018.

Item 2.     IDENTITY AND BACKGROUND

            (a) This  statement  is jointly  filed by Seth A.  Horowitz  and The
Estate of George Q Horowitz, herein referred to as the "Reporting Persons."

            (b) The principal  business address of the Reporting  Persons is c/o
Everlast Worldwide Inc., 1350 Broadway, Suite 2300, New York, New York 10018.

            (c)  The  principal  business  of  Seth  A.  Horowitz  is  Chairman,
President and Chief Executive Officer of Everlast Worldwide Inc., 1350 Broadway,
Suite 2300, New York, New York 10018.

            (d) None of the Reporting  Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the  Reporting  Persons have during the last five years, been  party  to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Seth A. Horowitz is a citizen of the United States.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate  purchase  price of the 169,514 shares of Common Stock owned by Seth A.  Horowitz is  $1,203,549.  The shares owned by Seth A.  Horowitz were acquired with personal  funds.  The  presently  exercisable  options to purchase
123,333 shares of Common Stock were granted to Seth A. Horowitz in consideration for services rendered to the Issuer.

      The  aggregate  number of shares of Common  Stock  owned by The  Estate of
George Q Horowitz is 515,941 which comprise 417,891 shares of Common Stock which were owned by George Q Horowitz prior to his death and acquired by The Estate of
George Q Horowitz  on the basis of a value of  $2,878,151  and 98,050  shares of
Common  Stock  which  were  acquired  by The  Estate of George Q  Horowitz  with personal funds for an aggregate purchase price of $1,274,650.

-----------------------                                    ---------------------
CUSIP No. 300355104                   13D                     Page 5 of 9 Pages
-----------------------                                    ---------------------

Item 4.     PURPOSE OF TRANSACTION.

      On June 1, 2007,  the Issuer  entered into an Agreement and Plan of Merger
(the "Merger  Agreement")  with Hidary Group  Acquisitions,  LLC  ("Parent") and
Hidary Group  Acquisitions,  Inc.  ("Merger  Sub") pursuant to which each of the holders of the outstanding  Common Stock will receive an aggregate of $26.50 per share in cash.

      Under the Merger  Agreement,  each issued and outstanding  share of Common
Stock of the  Issuer not held by Parent,  Merger  Sub or the  Issuer,  or by the
Issuer's  stockholders  who perfect their  appraisal  rights under Delaware law, will be converted  into the right to receive $26.50 per share in cash and Merger
Sub will  thereafter  merge with and into the Issuer  with the Issuer  being the surviving  corporation in the merger. As a result of the merger, the Issuer will cease to be a publicly traded company.

      The Merger Agreement and related  transactions are subject to the approval of the Issuer's  stockholders  and certain other customary  closing  conditions, which are expected to be completed during the third quarter of 2007.

      No members of the  management or the Board of Directors of the Issuer will be participating in the purchase of the Issuer.

      Concurrent  with the  execution  of the Merger  Agreement,  the  Reporting
Persons  entered  into a voting  agreement  (the "Voting  Agreement")  in which, subject to certain exceptions,  they have agreed to vote or execute consents, as applicable,  with respect to such shares of Common Stock and any shares acquired after the date of the  Voting  Agreement:  (i) in favor of the  approval  of the
Merger Agreement and the transactions contemplated by the Merger Agreement; (ii)
against any action,  proposal,  transaction or agreement involving the Issuer or
its  subsidiaries  that  would  reasonably  be  expected  to  prevent,   impede,
frustrate, interfere with, delay, postpone or adversely affect the merger or the transactions  contemplated  by the  Merger  Agreement;  and  (iii)  against  any acquisition proposal other than an acquisition proposal made by Parent.

      The Voting Agreement  terminates with respect to Seth A. Horowitz upon the earlier  to occur of (1) the  effective  time of the  merger,  and (2) the first business day following the first  anniversary  of the  termination of the Merger
Agreement in accordance with the terms thereof.  The Voting Agreement terminates with respect to The Estate of George Q Horowitz upon the earlier to occur of (1)
the  effective  time  of the  merger,  and  (2) the  termination  of the  Merger
Agreement in accordance with the terms thereof.

      This  description  of the Voting  Agreement  and the Merger  Agreement  is
qualified in its entirety by reference to the Voting Agreement, the agreement to amend the Voting Agreement and the Merger  Agreement,  copies of which have been filed  as  Exhibits  1, 2 and 3,  respectively,  to  this  Schedule  13D and are incorporated herein by reference.

      Except as set forth in this Item 4, the Reporting  Persons have no present plans or  proposals  which  relate to, or could  result  in, any of the  matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

-----------------------                                    ---------------------
CUSIP No. 300355104                   13D                     Page 6 of 9 Pages
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Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)  The  following  chart  sets  forth  the  aggregate  number  and percentage of shares of Common Stock beneficially owned by each of the Reporting
Persons as of the date hereof:

                                     Number                  Percentage
                                   ---------                -------------
Seth A. Horowitz                    808,788                    19.2%(1)

The Estate of George Q              515,941                    12.6%
Horowitz

(1) The  percentage  ownership  for Seth A.  Horowitz is based on (i)  4,080,023 shares of Common Stock outstanding as of June 21, 2007 plus (ii) 123,333,  which equals the total number of currently exercisable options, or options exercisable within 60 days, owned by Seth A. Horowitz.

            (b)

                                                   Sole            Shared
                  Sole Voting     Shared       Dispositive      Dispositive
                     Power     Voting Power       Power            Power
                  -----------  ------------    -----------      -----------

Seth A. Horowitz   808,788(1)         0          808,788(1)           0

The Estate of      515,941            0          515,941              0
George Q Horowitz

(1) The  percentage  ownership  for Seth A.  Horowitz is based on (i)  4,080,023 shares of Common Stock outstanding as of June 21, 2007 plus (ii) 123,333,  which equals the total number of currently exercisable options, or options exercisable within 60 days, owned by Seth A. Horowitz.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      The description of the Merger Agreement and the Voting Agreement in Item 4
is incorporated herein by reference. The Reporting Persons are not participating in the purchase of the Issuer and if the merger and the related transactions are consummated  will receive the same per share  consideration  for their shares as all other stockholders of the Issuer.  Other than as described herein, there are no contracts, arrangements,  understandings or relationships among the Reporting
Persons and any other person, with respect to the securities of the Issuer.

-----------------------                                    ---------------------
CUSIP No. 300355104                   13D                     Page 7 of 9 Pages
-----------------------                                    ---------------------

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a) Voting Agreement,  dated as of June 4, 2007, by and among Hidary
Group Acquisitions,  LLC, Hidary Group Acquisitions,  Inc., Seth A. Horowitz and
The Estate of George Q Horowitz.

            (b)  Agreement,  dated  June 19,  2007,  by and among  Hidary  Group
Acquisitions,  LLC,  Hidary Group  Acquisitions,  Inc., Seth A. Horowitz and The
Estate of George Q Horowitz to amend the Voting  Agreement,  dated as of June 4,
2007, by and among Hidary Group  Acquisitions,  LLC, Hidary Group  Acquisitions,
Inc., Seth A. Horowitz and The Estate of George Q Horowitz.

            (c)  Agreement and Plan of Merger,  dated as of June 1, 2007,  among
Hidary Group  Acquisitions,  LLC, Hidary Group  Acquisitions,  Inc. and Everlast
Worldwide Inc.

                              [SIGNATURE PAGE FOLLOWS]

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CUSIP No. 300355104                   13D                     Page 8 of 9 Pages
-----------------------                                    ---------------------

                                   SIGNATURES

      After reasonable  inquiry and to the best of his knowledge and belief, the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2007

                                    /s/ Seth A. Horowitz
                                    -------------------------------
                                    Seth A. Horowitz

                                    The Estate of George Q Horowitz

                                    /s/ Seth A. Horowitz
                                    -------------------------------
                                    By:    Seth A. Horowitz
                                    Title: Trustee

-----------------------                                    ---------------------
CUSIP No. 300355104                   13D                     Page 9 of 9 Pages
-----------------------                                    ---------------------

                                  EXHIBIT INDEX

      (d)   Number               Exhibit
            ------               -------

            1.    Voting  Agreement,  dated  as of June 4,  2007,  by and  among
                  Hidary Group  Acquisitions,  LLC,  Hidary Group  Acquisitions,
                  Inc., Seth A. Horowitz and The Estate of George Q Horowitz.

            2.    Agreement,  dated June 19,  2007,  by and among  Hidary  Group
                  Acquisitions,  LLC, Hidary Group  Acquisitions,  Inc., Seth A.
                  Horowitz  and The  Estate  of George Q  Horowitz  to amend the
                  Voting  Agreement,  dated  as of June 4,  2007,  by and  among
                  Hidary Group  Acquisitions,  LLC,  Hidary Group  Acquisitions,
                  Inc., Seth A. Horowitz and The Estate of George Q Horowitz.

            3.    Agreement and Plan of Merger,  dated as of June 1, 2007, among
                  Hidary Group  Acquisitions,  LLC,  Hidary Group  Acquisitions,
                  Inc. and Everlast Worldwide Inc.